Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2006

Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue, Suite 105
Orlando, FL 32801

> **Re:** **Paincare Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed June 1, 2006**
> **File No. 001-14160**

Dear Mr. Szporka:

We have reviewed your June 2, 2006 response filed June 5, 2006 to our February 2, 2006 and December 14, 2005 comment letters. We have limited our review of your December 31, 2005 Form 10-KSB solely to issues that relate to our previous comment letters and the restatement of your financial statements described in Note 2 of your December 31, 2005 Form 10-KSB. Where indicated, we think you should revise your document in response to the comments below. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
Statements of Operations, page F-5

1. Please revise to present your compensation expense-variable stock options within the appropriate line items on the financial statements or clarify on the face to what line items they relate.

Note 2. Restatement and Reclassification of Previously Issued Financial Statements, page
F-15

2. Due to the large volume of restatements affecting numerous line items, please
    revise to present a tabular presentation of a reconciliation of each revision made
    to each line item on the financial statements and the reason for the change each
    line item. The amounts in the reconciliation should agree to detailed notes of the
    facts and circumstances surrounding the restatement.

3. Refer to your response to our comment 11 in our December 14, 2005 comment
    letter. Please explain how the physician referral network complies with the
    separability criteria in paragraph 39 of FAS 141. If you continue to believe that it
    is an asset, please identify the asset, the term of amortization and the basis for the
    amortization period.

4. You state that you have adjusted the purchase prices of each of your business
    acquisitions by correcting the value of your shares issued to their fair value at the
    date of acquisitions. Please tell us how your policy complies with EITF 99-12.

5. You state that you previously reported in September 2005 an acquisition that was
    not consummated until January 2006 and you have corrected for this error. Please
    tell us the nature and circumstances of this error and clarify in the filing what
    revisions were made to the financial statements as a result of this restatement.

6. Please clarify the nature of the asset recorded in the Denver Pain Management
    acquisition and the basis for the amortization period.

7. Please explain the basis for the restatement to the line item, Acquisition
    consideration paid in escrow. Provide us detail as to the nature of the adjustment
    and disclose how you accounted for the transaction and why.

8. Provide us an analysis of the change in goodwill and clarify in the filing why
    goodwill has changed. Quantify each change in goodwill for each of your
    business acquisitions that were restated.

9. Please clarify in the filing why the Due from shareholder line item was restated.

10. Please tell us why the restated amount for the nine months ended September 30,
    2005 was $6,735,862 for Compensation expense-variable stock options in your
    response dated June 2, 2006, but the amount was only $2,382,259 for the year
    ended December 31, 2005 in your Form 10-K for the year ended December 31,
    2005. If the change is due to the change in fair value under variable accounting,

disclose that fact. If not, explain the reason for the change and provide us a calculation.

11. Please tell us why derivative expense for the nine months ended September 30, 2005 as restated was $10,203,350, but only $7,005,502 for the twelve months ended December 31, 2005. Clarify in the filing if the decrease was strictly due to a change in fair value of the derivative in the fourth quarter of 2005 and, if not, explain the reason for the change and provide us a calculation of the change.

12. Please clarify the composition of the "Compensation Expense" restatements on the balance sheet on page F-19. Clarify to us why the amounts do not agree with the Statements of Operations.

13. Provide us an analysis of the change in Additional-paid-in capital and Retained Earnings and clarify where those adjustments were discussed in Note 2.

14. Please revise to present a restated Statements of Operations for the nine months ended September 30, 2005.

Section 302 certification

15. Please provide the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company as well as paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused to be designed under their supervision) as this language is required under Item 308 (a) and (b) of Regulation S-K.

* * * *

As appropriate, please amend your Form 10-KSB for the year ended December 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant